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                         INDEPENDENT ACCOUNTANTS' REPORT


The Board of Directors
The Money Store Inc.

The Board of Directors
HomEq Servicing Corporation

We have examined management's assertion, included in the accompanying Management Assertion, that HomEq Servicing Corporation (a wholly-owned subsidiary of The Money Store, which is a wholly-owned subsidiary of First Union National Bank) (the "Company") complied with the minimum servicing standards relating to its servicing of home equity and home improvement loans, set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers, as of and for the year ended December 31, 2001. Management is responsible for the Company's compliance with those minimum servicing standards. Our responsibility is to express an opinion on the Company's compliance based on our examination.

Our examination was made in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with the minimum servicing standards specified above and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the minimum servicing standards.

In our opinion, management's assertion that the Company complied with the aforementioned minimum servicing standards during the year ended December 31, 2001 is fairly stated, in all material respects.



/s/ KPMG



March 27, 2002



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